November 10, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention: H. Roger Schwall, Assistant Director
Tangela S. Richter, Legal Branch Chief
Mellissa Campbell Duru, Staff Attorney
Jill Davis, Accounting Branch Chief
Gabrielle Malits, Staff Accountant

Re: Itronics Inc.
Registration Statement on Form SB-2, filed August 26, 2005
(File No. 333-127855)
Form 10-KSB for the fiscal year ended December 31, 2004
Forms 10-QSB for the quarterly reports ended March 31, and June 30, 2005
File No. 033-18582)

Ladies and Gentlemen:

On behalf of Itronics Inc. (“Itronics” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the comment letter of September 25, 2005.

Form SB-2

General

1.	Where comments relating to disclosure in one section apply to disclosure in another section, please make corresponding changes. This will avoid the need to issue repetitive comments.

Response:

Where comments relating to disclosure in one section apply to disclosure in additional sections, we have revised to make corresponding changes.

2.
There is a significant amount of redundant disclosure throughout the prospectus. For example, disclosure regarding the Securities Purchase Agreement and the terms of the financing arranged is repeated, in some instances, verbatim, on pages 5, 12 and 66. Similarly, repetitive disclosure describing your business and growth plans and implementation commencing on pages 17 and 37 should be revised to eliminate unnecessary duplication. These are examples and not an exhaustive list of the areas in the prospectus that contain repetitive disclosure. Please revise the prospectus accordingly. In this regard, we remind you that the forepart of the prospectus should include only the cover page, summary, risk factors and, if applicable, the table of contents. Please remove any other information from this section. We note the information appearing on page 2 and page 5.

Response:

We have revised the Company’s registration statement on Form SB-2 to delete the repetitive disclosures as requested by the Commission in this comment number 2.

Front cover page

3.
Rather than state that investors may convert at a price that is 55% of the average of the three lowest intraday trading prices for the common stock, revise to state that the investors could receive a 45% discount to the average of the three lowest intraday trading prices for the common stock.

Response:

As requested by the Commission, we have revised the disclosure with respect to the conversion price of the notes from “55% of the average of the three lowest intraday trading prices for the common stock” to state that the investors could receive a 45% discount to the average of the three lowest intraday trading prices for the common stock.

Summary, page

4.
Provide support for the subjective statements made throughout the Summary and Business sections of the prospectus. For example, you state that you are a “world leader” in photochemical recycling and are the “only company in the world” with the integrated technology to extract more than ninety-nine percent of the silver and virtually all of the other toxic heavy metals from used photo liquids. Unless you can provide objective support for such statements, please remove them from the prospectus.

Response:

We have deleted the subjective statements made throughout the Summary and Business sections of the prospectus, including, but not limited to, the statement that the Company is a “world leader” in photochemical recycling and is the “only company in the world” with the integrated technology to extract more than ninety-nine percent of the silver and virtually all of the other toxic heavy metals from used photo liquids.

Risk Factors, page 6

5.
Please remove language that has the tendency to mitigate the risk being disclosed. For example, under the heading “[i]f we are not able to successfully market. . .our products. . . ,“ you state in the risk factor disclosure that “{you} have performed marketing tests and determined that [y]our products compete effectively in the markets being targeted.” Similarly, there are several paragraphs of disclosure that attempt to explain the company’s “competitive advantage” with respect to its products in the disclosure under the risk factor heading “[o]ur success is dependent. . . ,” on page 7. Please remove such language from the risk factor discussion so that your disclosure properly conveys the material risks to your company.

Response:

We have revised the risk factors, where applicable, to remove language that has the tendency to mitigate the risk being disclosed in order to properly convey the materials risks to the Company.

We rely on Contractua1 Relationships

6.
Based upon disclosure in the notes to the financial statements on page F-15, it would appear that you rely significantly on a limited number of customers in both business segments of your operations. Please include a separate risk factor where you discuss the risk of your substantial dependence on a limited number of customers. You should include in the heading the name of the customer upon whom you are substantially dependent and the percentage of your revenues attributable to such customer. Please note that such risk factor disclosure should be included with respect to any customer that accounts for in excess of 10% of your revenues on a segment-by-segment basis. All agreements with such material customers should be filed.

Response:

We have revised to include separate risk factors which discuss the risk of the Company’s substantial dependence on a limited number of customers. Said risk factors include the name of the customers in the headings upon whom the Company is substantially dependent and the percentage of its revenues attributable to such customers. In addition, we have filed all agreements the Company has entered into with any such material customers as exhibits to the registration statement on Form SB-2. The Company has advised us that the agreements with Shutterfly, Inc. and Golden Phoenix Minerals, Inc. have been terminated and accordingly, we have not filed said agreements as exhibits to the registration statement on Form SB-2. The Company has also advised us about one short term technical services client from which approximately $33,000 in revenue was received in 2004, which was 11% of technical services revenue. The Company respectfully requests that this client not be listed in the risk factors by name since the amount involved is not a significant risk factor and the Company’s clients have the expectation of privacy when seeking the services that the Company provides.

7.
Please also include a separate risk factor where you discuss your substantial dependence on any suppliers who provide in excess of 10% of your supply for any of your products. You should include the name of such supplier and the percentage of such supply provided. Please ensure that all related agreements are filed.

Response:

We have revised to include a risk factor which discusses the Company’s substantial dependence on any suppliers who provide in excess of 10% of the Company’s supply for any of its products. Said risk factor includes the name of the suppliers in the heading upon whom the Company is substantially dependent and the percentage of such supplies. In addition, we have filed all agreements the Company has entered into with any such material customers as exhibits to the registration statement on Form SB-2.

8.
Finally, we note that for the year 2004, a significant part of your accounts receivables balance was attributable to one fertilizer customer. Please include a separate risk factor where you describe the risk associated with this fact. Please include the name of the customer as well as the percentage of your accounts receivables balance attributable to such customer.

Response:

We have revised to include a separate risk factor describing the risk associated with the fact that a significant part of the Company’s accounts receivables balance is attributable to one fertilizer customer. Said risk factor includes the name of the customer as well as the percentage of the Company’s accounts receivables balance attributable to such customer.

9.
As discussed in the notes to the financial statements at page F-40, the company appears to be exposed to the risk associated with your default in payments owed to various lessors. Please succinctly summarize such obligations and the risk associated with your inability to meet such obligations.

Response:

We have included a separate risk factor which discloses the risks associated with the Company’s default in payments owed to various lessors as set forth on page F-40 to the Company’s financial statements and a summary of such obligations.

10.	Please disclose the risks associated with the reconfiguration of your mining technical services division and launch of an Internet information portal.

Response:

We have revised to include a risk factor associated with the reconfiguration of the Company’s mining technical services division and the launch of an Internet information portal.

11.
We note the discussion on page 61 regarding the registration of a new line of your GOLD’n GRO products with the Environmental Protection Agency. Advise us of the significance of obtaining registration for the new line of GOLD’n GRO animal repellent/fertilizer product and whether there is a risk to your business plans and operations if you do not register within the timeframe you have planned.

Response:

We have included a risk factor to disclose the risks associated with the registration of the Company’s GOLD’n GRO products with the EPA.

Risks Relating to Our Business, page 6

“If we are unable to obtain additional financing….”, page 6

12.
We note the restrictions imposed by Section 4.e of the Securities Purchase Agreement with regard to future offerings and capital raising transactions. Please tailor this risk factor discussion to address the limitations imposed by the terms of the Securities Purchase Agreement.

Response:

We have tailored the above referenced risk factor to discuss the restrictions imposed by Section 4.e of the Securities Purchase Agreement with regard to future offerings and capital raising transactions.

Securities Purchase Agreement, page 12

13.
Section 3.aa of the Securities Purchase Agreement states that liquidated damages may be payable in cash or shares at the option of the Company, yet your disclosure in the prospectus indicates that such damages may be paid in shares or cash at the option of the investors. Please explain this apparent inconsistency or revise your disclosure accordingly.

Response:

We have revised the disclosure throughout the prospectus to state that liquidated damages may be payable in cash or shares of common stock at the option of the Company.

14.
Please revise the description of the remedies available to the investors in the event of a default so that you succinctly summarize for investors, without excessive use of legal terms, the material consequences of an exercise of remedies.

Response:

We have revised the description of the remedies available to the investors in the event of a default to summarize, without excessive use of legal terms, the material consequences of an exercise of remedies.

Market for Common Equity and Related Stockholder Matters, page 15

15.
Information regarding the first quarter range of high and low bid prices is missing from the disclosure. Consistent with the requirements of Item 201 of Regulation S-B, please provide the range of high and low bid information for each quarter within the past two fiscal years.

Response:

We have revised to provide the high and low bid information for each quarter within the past two fiscal years in accordance with Item 201 of Regulation S-B.

Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 17

Critical Accounting Policies and Estimates, page 17

16.
Please expand your discussion of critical accounting policies and estimates to provide a more thorough discussion of how the policies you have adopted in your photochemical recycling business affect your financial statement presentation. We may have further comments.

Response:

We have expanded upon the discussion of critical accounting policies and estimates to provide a more thorough discussion of how the policies the Company has adopted in its photochemical recycling business affect its financial statement presentation.

Results of Operations, page 18

17.
Rather than stating that your revenues are difficult to forecast and vary significantly from quarter to quarter and year to year, enhance your disclosure with a summary discussion of the principal factors that impact your business and the fluctuations you experience from quarter to quarter.

Response:

We have enhanced the disclosures under the heading “Results of Operations” with a summary discussion of the principal factors that impact the Company’s business and the fluctuations the Company experiences from quarter to quarter.

18.
Throughout this section, you attribute changes in your revenues to increases or decreases in sales. Please expand your discussion to describe the underlying business reasons for the increases/decreases in sales to which you refer.

Response:

We have expanded upon the discussion of changes in the Company’s revenues to describe the underlying business reasons for the increases/decreases, as applicable.

19.
Please provide us with a narrative description of the stages of your photochemical fertilizer operation’s operating cycle from collection of the photochemical solution through fertilizer sales accompanied by journal entries that reflect this activity in your books. We may have further comment.

Response:

The Company’s photochemical fertilizer segment includes three revenue streams: fertilizer sales, service fees and silver sales. The following discussion provides an overview of the Company’s process.

The process begins by customers contacting the Company to remove their photochemical (waste) solution; they pay fees for this service. The Company’s employees pick up and transport the photochemical solution to its plant, after which the Company records service revenue. The cost of this service is originally included with operating expenses which the Company reclassifies to cost of sales.

Accounts receivable
Cost of sales
Photochemical recycling revenue
Operating expenses

The Company pays its customers for the amount of silver contained in the photochemical solution which the Company picks up from such customers. The Company assays the solution upon arrival at its facility to determine the amount of silver in the solution, after which the Company records silver in solution (inventory). Because the fee the Company charges to pick up the photochemical solution is greater than the amount it pays for the silver, the Company nets the amount its customer owes the Company for the pick up/transportation service against what the Company owes the customer for the silver.

Inventory-raw materials, Silver in solution
Accounts receivable

Other raw materials are needed to manufacture our fertilizer. When the Company purchases these materials, it records inventory.

Inventory-raw materials
Accounts payable

The Company maintains very limited supplies of fertilizer finished goods, practicing a just-in-time fertilizer inventory technique. Once customers place orders, the Company manufactures the fertilizer in its plant and then transports the fertilizer to its customers, at which time the Company records fertilizer revenue.

Inventory-finished goods (fertilizer)
Inventory-raw materials & overhead

Accounts receivable
Cost of sales
Inventory-finished goods (fertilizer)
Fertilizer sales

The Company then uses the concentrated silver solution obtained as a by-product from its fertilizer manufacturing process to produce silver bullion. The Company ships the silver bullion to a commercial refiner and record revenue when the shipment is received and priced by the refiner.

Inventory-finished goods (silver bullion)
Inventory-raw materials & overhead
Accounts receivable
Cost of sales
Inventory-finished goods (silver bullion)
Silver sales

20.
Please provide in your analysis of revenue from its various sources an indication of volume of goods sold, product mix changes, pricing and how each of these factors affected revenue from period to period.

Response:

We have revised the Company’s analysis of revenue from its various sources to disclose an indication of volume of goods sold, product mix changes, pricing and how each of these factors affected revenue from period to period.

21.	Please more clearly describe what the market is for the silver extracted from the photochemical solutions.

Response:

We have revised to more clearly describe what the market is for the silver extracted from the photochemical solutions.

22.
In connection with your reliance on a single customer for your fertilizer sales, please discuss the nature of relations between your businesses. Indicate whether there are any contractual agreements providing for sales in future periods. Discuss your efforts to diversify your customer base.

Response:

We have revised to discuss the nature of relations between the Company’s businesses in light of its reliance on a single customer for its fertilizer sales. In addition, we have indicated whether there are any contractual agreement providing for sales in future periods and disclosed the Company’s efforts to diversify its customer base.

23.
Clarify whether you manufacture the photochemical silver concentrators at your facilities or if you subcontract the work. Discuss the impact this has on the flexibility of your operations as it relates to fixed and variable costs and the ability to direct your resources based on current demand.

Response:

We have clarified whether the Company manufactures the photochemical silver concentrators at its facilities or if it subcontracts the work. In addition, we have revised to discuss the impact this has on the flexibility of the Company’s operations as it relates to fixed and variable costs and the ability to direct the Company’s resources based on current demand.

24.
It appears that the market price of silver and other commodities used in fertilizer production may have a significant impact on your results of operations. Describe historical pricing trends that have occurred in these markets and describe how fluctuations have affected amounts reported.

Response:

We have revised to describe historical pricing trends that have occurred in silver. In addition, we have described how these price fluctuations have affected the Company’s results of operations. We also discussed that price fluctuations for commodities used in fertilizer production have not had a significant effect on our results of operations.

25.	Describe your inventory and account receivable factoring arrangement in more detail.

Response:

We have revised to describe the Company’s inventory and account receivable factoring arrangement in more detail.

26.
Your reference to the introduction of the GOLD’n GRO 9-0-1 + 7 % Zinc micro nutrient product and its impact on your 2004 fertilizer sales needs clarification. Explain, for example, why this product did not result in similar increases in fertilizer sales in 2003 given its introduction in 2001.

Response:
We have clarified the reference to the introduction of the GOLD’n GRO 9-0-1 + 7 % Zinc micro nutrient product and its impact on the Company’s 2004 fertilizer sales. In addition, we have explained why this product did not result in similar increases in the Company’s fertilizer sales in 2003 given its introduction in 2001.

27.
Throughout your discussion, you reference your “major” customers but do not reference your degree of dependence with respect to such customers. As noted in Note 4 to the financial statement at page F-16, please disclose the significance of your major customers to your operations. Likewise, please identify such customers.

Response:

We have revised to disclose the significance of the Company’s major customers, the Company’s degree of dependence with respect thereto, and have identified such customers.

28.
You imply that the termination of the agreement with respect to a photochemical recycling customer will not impact you materially in the next twelve months. Please update us with regard to your securing other sources of photochemical supply and advise us of the quantitative risk, if any, to your operations should you fail to secure such product in the future or should you deplete the current amount of photochemical raw material you currently have in storage.

Response:

We have included an update with respect to the Company’s efforts to secure other sources of photochemical supply due to the termination of the Company’s agreement with a certain photochemical recycling customer. In addition, we have disclosed the quantitative risk to the Company’s operations if such efforts should fail or if the Company depletes its current amount of photochemical raw material currently in storage.

Liquidity and Capital Resources, page 25

29.
We note that it is anticipated that your funding will provide for your capital needs “over the next ten to twelve months.” Confirm that you have sufficient cash to fund your operations for at least the next twelve months.

Response:

Under the heading “Liquidity and Capital Resources”, as well as in the risk factors section and Note 13 to the Company’s financial statements, we have confirmed that the Company may not have sufficient cash to fund its operations for the next twelve months.

The Company has advised us that it has a history of losses and its ability to continue to operate is in question. The Company has experienced recurring losses from operations, including losses of $2,839,872 for the year ended December 31, 2004 and losses of $1,732,994 for the six months ended June 30, 2005. However, management believes the cash obtained from recent financing will provide for capital needs through March to June 2006, depending on fertilizer sales growth.

Growth Plans and Implementation, page 25

30.
If material, please disclose the approximate cost associated with the reconfiguration of your mining technical services segment to an Internet based division. Also, please provide disclosure that explains the reasons prompting such reorientation and why you believe it will improve this segment of your business.

Response:

We have revised to disclose the approximate cost associated with the reconfiguration of the Company’s mining technical services segment to an Internet based division. In addition, we have provided disclosure which explains the reasons prompting such reorientation and why the Company believes it will improve this segment of its business.

Market Size and GOLD’n GRO Production Capacity, page28

31.
Revise to more succinctly describe your growth plan. For example, delineation of each of the steps to be taken in the eight-part approach to your growth plan, particularly the disclosure appearing under the heading “[D]evelop GOLD’n GRO fertilizer applications for more crops” is excessive in detail. Please revise your disclosure accordingly.

Response:

We have revised to more succinctly describe the Company’s growth plan.

Markets and Competition, page 46

32.
Your disclosure regarding competitive business conditions and your specific exposure to such competition (i.e. your relative competitive position in the industry) is unclear, consistent with the requirements of Item 101(b) of Regulation S-B, revise this section to succinctly and clearly identify the competitive business conditions you face and tailor the discussion so that it provides investors with an understanding of your relative competitive position. In this regard, please note our prior comment regarding the need to provide objective support for statements you make regarding your business.

Response:

We have separated “Markets and Competition” into two sections in the Photochemical Recycling segment and have added a “Competition” section to the Mining Technical Services segment.

Research, Development and Technology, page 48

33.	Please disclose the duration and effect of all patents held.

Response:

We have disclosed the duration and effect of all patents held under the heading in the Company’s business section entitled “Research, Development and Technology”.

Liability, page 49

34.	Please provide objective support for the statement that once processed at your facility, demetallized liquids used in your product are “entirely safe” for the environment.

Response:

We have deleted the statement that once processed at the Company’s facility, demetallized liquids used in the Company’s product are “entirely safe” for the environment.

Legal Proceedings, page 53

35.
Please indicate whether or not amounts due from you related to these matters have been accrued and where these amounts are reported in your financial statements. This comment also applies to your related financial statement footnote disclosures.

Response:

We have revised the “Legal Proceedings” section to indicate whether or not amounts due from the Company related to these matters have been accrued and have clarified this disclosure in both the December 31, 2004 and June 30, 2005 financial statements.

36.
Please expand your disclosure to provide an evaluation of each pending matter using the terms defined in paragraph 3 of SFAS 5. This comment also applies to your related financial statement footnote disclosures.

Response:

We have revised the “Legal Proceedings” section to provide an evaluation of each pending matter using the terms defined in paragraph 3 of SFAS 5. In addition, we have clarified this disclosure in both the December 31, 2004 and June 30, 2005 financial statements.

Management, page 54

Directors and Executive Officers, page 54

37.	Consistent with the requirements of Item 401 of Regulation S-B, please provide a complete biographical sketch for the past five years for Mr. Green.

Response:

We have provided a complete biographical sketch for the past five years for Mr. Green in accordance with Item 401 of Regulation S-B.

38.
It does not appear that you have described all related party transactions in this section. We refer to your disclosure in Note 10 to the financial statements. Please revise to ensure that you describe all related party transactions in this section. Please also clarify the relationship between WWI and GPXM. Does WWI still provide services to that entity?

Response:

We have revised to include all related party transactions of the Company. In addition, we have clarified the relationship between WWI and GPXM, including, but not limited to, whether WWI still provides services to GPXM.

Where You Can Find More Information, page 69

39.	Please revise the information to reflect the change in the address of the Securities and Exchange Commission to 100 F Street N.E. Washington, D.C. 20549.

Response:

We have revised this section to reflect the new address of the Securities and Exchange Commission.

Change in accountants

40.	Please include all disclosures regarding your change in accountants as required by Item 304 of Regulation S-B. We note your related disclosure in your Form 10-KSB for the year ended December 31, 2004.

Response:

We have revised to include all disclosures regarding the Company’s change in accountants in accordance with Item 304 of Regulation S-B.

Financial Statements

General

41.	There appears to be a typographical error in the header of the Independent Auditors’ Report. Please revise the company name in the header.

Response:

We have revised the Company’s name in the header to the Independent Auditors’ Report to fix the typographical error created during the Edgarization process.

42.	Please revise the opinion paragraph to refer to the statement of comprehensive income (loss).

Response:

The “consolidated statements of operations and comprehensive income” has been changed to “consolidated statements of operations”. Accordingly, the opinion paragraph has been left as is.

43.	The financial statement pages are out of order and include duplicate financial statements. Please revise.

Response:

The error in pagination, created during the Edgarization process, has been corrected.

44.	Report all transactions with related parties separately on the face of your financial statements.

Response:

Accrued interest on loans from related parties has been separated from other accrued interest. With this change, all related party loans are separately reported on the Company’s balance sheet. The Company does not have any receivables from related parties.

Consolidated Balance Sheet, page F-2 and F-5

45.	Please report the Equipment under capital lease by the class of the asset. Refer to paragraph 4 of APBO No 12.

Response:

We have allocated “leased equipment” between “equipment” and “vehicles” in the balance sheets for December 31, 2004 and June 30, 2005, as well as in Footnote 12 to the December 31, 2004 financial statements.

46.	Please explain why you have reported Common stock to be issued as a component of your stockholders’ equity.

Response:

There are two components in the Company’s stock to be issued account. The smaller part of it reflects transactions that occur near the end of a period and the stock is issued shortly after the end of the period. The large majority of this account is for shares unissued to three officers for a portion of their compensation. The officers elected, in writing, to receive the amounts in stock and the stock price and number of shares were determined at the time. The shares remain unissued to preserve cash that would pay payroll taxes if the shares were issued. The amounts are included in equity since the individuals bear the same risk/benefit as other shareholders if the stock price goes up or down and in the event the Company was to be liquidated, the officers would be in the same distribution category as other shareholders.

Consolidated Statements of Operations, page F-3 and F-6

47.	Please report your cost of goods sold by revenue type.

Response:

We have revised the Statements of Operations for the periods ended December 31, 2004 and June 30, 2005 to reflect the revenues and cost of revenues for each of the Company’s two business segments.

48.	We note that you have reported gross profit exclusive of depreciation, depletion and amortization. Please revise your financial statements to comply with SAB Topic 11:B.

Response:

We have disclosed on the face of the Company’s Statement of Operations that depreciation is excluded from cost of sales in accordance with SAB Topic 11:B.

Note 1-Significant Accounting Policies, page F-10

49.	Please revise your revenue and inventory policies to address all significant policies in this area including the photochemical recycling policies.

Response:

We have enhanced the revenue recognition and inventory accounting policy disclosures to address all significant policies in this area including the photochemical recycling policies.

50.	Separately state amounts related to unprocessed silver bearing photo chemicals from other raw materials.

Response:

We have separately disclosed the dollar amount of silver in photochemical solution included in raw materials.

51.
It appears that additions to the unprocessed silver bearing photochemical inventory are non-cash in nature and should be shown as an adjustment to net income (loss) in calculating cash flow from operating activities in the statement of cash flows. Please advise or revise.

Response:

We have revised the statements of cash flow for the years ended December 31, 2004 and 2003 and for the quarterly periods ended June 30, 2005 and 2004 to disclose the non-cash acquisition of silver in photochemical inventory.

52.	Disclose your accounting policy for each of the following:

•	Stock based compensation (employee and non-employee)
•	Contingencies
•	Asset impairment
•	Asset retirement obligations
•	Environmental liabilities
•	Non-cash transactions
•	Marketable securities
•	Website development costs
•	Revenue recognition for each type of revenue stream
•	Accounts receivable factoring

We may have further comment.

Response:

We have enhanced the accounting policy disclosure with respect to revenue recognition and research and development. In addition, we have added the policy for stock based compensation, contingencies, asset impairment, non-cash transactions, marketable securities, and factoring of accounts receivable and inventory. The Company has not faced asset retirement or environmental obligations and therefore has not yet created accounting policies with respect thereto.

53.	We note that you have reported marketable securities on the face of your balance sheet. Please include all note disclosure required by SFAS 115.

Response:

We have revised Note 9 to the financial statements for the year ended December 31, 2004 to include the disclosures required by SFAS 115.

Note 3 —Long Term Debt, page F-l3

54.	Indicate whether or not the conversion price equaled the exercise price at the time of debt issuance. Refer to EITF Issue 98-5.

Response:

The Company believes that EITF 98-5 does not apply to these notes. We have now disclosed that the conversion price of the notes was above market.

55.	Disclose how you accounted for the 2003 revision of the terms of your debt discussed on page F-15.

Response:

The 2003 revision to the Convertible Promissory Notes included a reduction in the conversion price. The new conversion price was at or above market at the time of the change. Consequently, there was no beneficial conversion factor and therefore, there were no accounting entries required.

Note 7-Stock to be issued, page F-21

56.
Please indicate whether or not these amounts are reflected in your statements of operations and statements of cash flows. Please reconcile these amounts to the amounts reported in your statement of cash flows as expenses paid with the issuance of common stock.

Response:

We have enhanced Note 7 to the financial statements for the year ended December 31, 2004 to clearly indicate where these amounts are reflected in the statements of operations and statements of cash flows. In addition, we have reconciled these amounts to the amounts reported in the statement of cash flows as expenses paid with the issuance of common stock.

Note 9 — Other Comprehensive Income, page F-22

57.	Please clarify the nature of the items reported in other comprehensive income.

Response:

We have revised Note 9 to the financial statements for the year ended December 31, 2004 to more clearly indicate that unrealized gains/losses on the Company's Marketable Securities is the only component of comprehensive income.

58.	Indicate whether or not the amounts reported are net of tax.

Response:

We have revised Note 9 to the financial statements for the year ended December 31, 2004 to indicate whether or not the amounts reported are net of tax.

59.	Clarify the nature and cause of the Reclassification adjustment.

Response:

We have revised Note 9 to the financial statements for the year ended December 31, 2004 to clarify the nature and cause of the reclassification adjustment.

Subsequent Events

60.
In connection with the recent financing arrangement to which you have become a party involving convertible debt and warrants, please tell us how you anticipate reflecting these amounts in your financial statements. We note that the terms of this financing could raise complex accounting issues addressed by SFAS 150 and 133; and EITF Issues 00-19, 98-5, 00-27, 01-6, 04-8, 03-6 and D-98 and other literature. Please provide us with a summary of how you have analyzed the requirements of the literature in relation to the terms of the securities. We may have further comment.

Response:

The notes issued in August 2005 have a beneficial conversion feature. The effect of the beneficial conversion will be included in the statement of operations in the third quarter of 2005. Additionally, the warrants will be valued using Black-Scholes and will be discounted from the carrying value of the notes. We will increase APIC for the value of the warrants and the discount on the notes will be amortized over the life of the notes. We will determine the amount of the penalty that may result under the registration rights and record the potential liability. We will calculate earnings per share contemplating the requirements of EITF 03-6 and 04-8; however, because we are in a loss position, we do not expect either Issue to apply.

Form 10-KSB

Forms 10-QSB

Controls and Procedures

61.
You state that there were no “significant changes” in your “internal controls” and no factors that could “significantly affect” these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-B requires that you disclose any change in the registrant’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-l5 that occurred during the fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” See also paragraph 4(d) of Regulation S-B, Item 601, and Exhibit 31. Please revise your disclosure accordingly.

Response:

We have revised the Company’s annual report for the year ended December 31, 2004 and quarterly report for the periods ended March 31, and June 30, 2005 to disclose any change in the Company’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-l5 that occurred during the fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting”. The revised disclosure will read as follows:

“(a) Evaluation of Disclosure Controls and Procedures. As of the end of the period covered by this report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

(b) Changes in internal controls. There was no change in our internal controls or in other factors that could affect these controls during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

Very Truly Yours,

/s/ Eric A. Pinero

Eric A. Pinero